UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OPENTV CORP.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Charles Y. Tanabe, Esq.
Executive Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G675431

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,617,712**

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,617,712**

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,712**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%***

14.	Type of Reporting Person (See Instructions) CO, HC

* This Statement on Schedule 13D describes certain provisions of an Investors’ Rights Agreement, dated as of October 23, 1999 (the “Investors’ Rights Agreement”), among OpenTV Corp. (the “Issuer”), MIH Limited, Sun Microsystems, Inc., LDIG OTV, Inc. (“LDIG OTV”), General Instruments Corporation, News America Incorporated, TWI-OTV Holdings, Inc., American Online, Inc., Sun TSI Subsidiary, Inc. and OTV Holdings Limited relating to the ownership of capital stock of Issuer. Liberty Media Corporation (“Liberty” or the “Reporting Person”) is not a party to the Investors’ Rights Agreement.

** Includes (a) 2,313,716 Class A Ordinary Shares of the Issuer held of record by LDIG OTV, which is an indirect wholly owned subsidiary of the Reporting Person, and (b) 303,996 Class A Ordinary Shares of the Issuer issuable upon conversion of the same number of Class B Ordinary Shares of the Issuer held of record by LDIG OTV.

*** Calculated in accordance with Rule 13d-3 promulgated under the Act, based on 107,036,842 of the Issuer’s Class A Ordinary Shares and 30,631,746 of the Issuer’s Class B Ordinary Shares issued and outstanding as of October 18, 2006, according to information provided to the Reporting Person by the Issuer. Assumes the conversion of 303,996 Class B Ordinary Shares of the Issuer held of record by LDIG OTV into an equal number of Class A Ordinary Shares of the Issuer. Because the Issuer’s Class B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Person constitute approximately 1.3% of the voting power of the outstanding ordinary shares of the Issuer.

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

OPENTV CORP.

This amended statement on Schedule 13D/A (this “Amendment”) amends the statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission on July 22, 2002 (the “Original Statement”), as amended by Amendment No. 1 filed on October 3, 2002 (“Amendment No. 1”), Amendment No. 2 filed on September 30, 2003 (“Amendment No. 2”) and Amendment No. 3 filed on October 20, 2006 (“Amendment No. 3”) by Liberty, and relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”) of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”), and also relates to the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the “Statement.”  Items 1, 4, 5, 6 and 7 of the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is amended supplemented by deleting the last sentence thereof and replacing it with the following information:

The principal executive office of the Issuer is 275 Sacramento Street, San Francisco, California 94111.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented to include the following information: The information set forth in Item 6 of this Statement is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(c) and 5(e) of the Statement are amended and restated in their entirety to read as follows:

(a)           The Reporting Person beneficially owns 2,313,716 Class A Ordinary Shares and 303,996 Class B Ordinary Shares. Each of the Class B Ordinary Shares is convertible at any time into one Class A Ordinary Share. Based on 107,036,842 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares issued and outstanding as of October 18, 2006, according to information provided to the Reporting Person by the Issuer, the Reporting Person beneficially owns approximately 1.9% of the Class A Ordinary Shares, which is calculated pursuant to Rule 13d-3 promulgated under the Act and assumes the conversion of the 303,996 Class B Ordinary Shares of the Issuer held of record by LDIG OTV, an indirect wholly owned subsidiary of the Reporting Person, into an equal number of Class A Ordinary Shares. Because the Class B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Ordinary Shares beneficially owned by the Reporting Person constitute approximately 1.3% of the voting power of the outstanding Ordinary Shares of the Issuer.

(c)           Except as described in this Amendment, no transaction in the Ordinary Shares has been effected by the Reporting Person or by any of the Schedule 1 Persons (which are identified in Amendment No. 3) during the past 60 days.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares on the Closing Date (as defined below).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

As described in Amendment No. 3, on October 18, 2006, the Reporting Person entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among the Reporting Person, Liberty IATV, Inc. (“IATV”), Liberty IATV Holdings, Inc. (“IATV Holdings”), Kudelski SA (“Kudelski”), Kudelski Interactive USA, Inc. (“Kudelski US”) and Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman,” and, together with Kudelski and Kudelski US, the “Purchaser Parties”). IATV and IATV Holdings are indirect and direct wholly owned subsidiaries of the Reporting Person, respectively. Pursuant to the Share Purchase Agreement, IATV agreed to sell 5,866,640 Class A Ordinary Shares to Kudelski Cayman, and IATV Holdings agreed to sell 667,311 Class A Ordinary Shares to Kudelski Cayman and 30,206,154 Class B Ordinary Shares to Kudelski US (in each case, appropriately adjusted to reflect the effect of any division or combination of shares, any dividends payable in shares or similar events affecting the Class A Ordinary Shares or the Class B Ordinary Shares), together with the right to receive all unpaid dividends or other distributions declared or otherwise payable with respect to such shares, for a per share purchase price of US $3.60 (appropriately adjusted to reflect the effect of any division or combination of shares, dividends payable in shares or similar events affecting such shares), payable in cash (the “Transaction”).

The foregoing description of the Transaction and the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, which is incorporated by reference as an exhibit to this Amendment and is incorporated by reference herein.

On January 16, 2007 (the “Closing Date”), the parties to the Share Purchase Agreement consummated the Transaction. On the Closing Date:

•              The Purchaser Parties deposited $20,000,000 of the purchase price into an escrow account, which will be available for the payment of any claims by the Purchaser Parties for indemnification under the Share Purchase Agreement until January 31, 2008.

•              The Issuer received $5,395,171 as a result of the Transaction pursuant to a Control Premium Letter more particularly described in Amendment No. 3.

•              The Reporting Person caused its three representatives on the Issuer’s board of directors to (1) approve establishing the number of directors on the Issuer’s board of directors at eleven, (2) approve the appointment of seven persons designated by Kudelski to the Issuer’s board of directors, and (3) resign from the Issuer’s board of directors. As a result, a majority of the Issuer’s board of directors immediately following the Closing Date consist of individuals designated by Kudelski.

•              IATV and IATV Holdings sold 6,533,951 Class A Ordinary Shares to Kudelski Cayman and IATV Holdings sold 30,206,154 Class B Ordinary Shares to Kudelski US. As a result, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7(i)             Share Purchase Agreement dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc. and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2007	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President

LDIG OTV, INC.

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President

LIBERTY IATV, INC.

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President

LIBERTY IATV HOLDINGS, INC.

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President